

Mail Stop: 3561

May 24, 2017

<u>Via E-Mail</u>
Rice Powell
Chief Executive Officer
Fresenius Medical Care AG & Co. KGaA
Else-Kröner Strasse 1
61352 Bad Homburg
Germany

Re: **Fresenius Medical Care AG & Co. KGaA**
       Form 20-F for the Fiscal Year Ended December 31, 2016
       Filed February 22, 2017
       File No. 001-32749

Dear Mr. Powell:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/Craig Arakawa

        Craig Arakawa
        Branch Chief
        Office of Beverages, Apparel, and
        Mining